EXHIBIT 99.1

Stantec Announces Passing of Board Member Dr. Patricia D. Galloway

EDMONTON, Alberta and NEW YORK, Oct. 03, 2024 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, announced that Dr. Patricia D. Galloway, a member of its Board of Directors, passed away on Thursday, September 26, 2024.

“Pat was a valued member of the Board, colleague and friend, and we are deeply saddened by the news of her passing,” said Doug Ammerman, Chair of Stantec’s Board of Directors. “On behalf of the entire Board, we express our deepest sympathies and condolences to Pat’s family and friends for their loss.”

A member of Stantec’s Board of Directors since May 2020, Dr. Galloway also served on the Board’s Corporate Governance and Compensation, and Sustainability and Safety committees. With more than 40 years of experience specializing in energy and construction matters, Dr. Galloway leaves behind a monumental legacy as a renowned leader in civil engineering, gigaproject construction, and dispute resolution.

“Pat was an exceptional person and a trailblazer in the industry. She was a proud supporter of inclusion, diversity and equity, having served as the first female president of the American Society of Civil Engineers. She will be greatly missed,” said Gord Johnston, Stantec’s President and Chief Executive Officer.

To learn more about Dr. Galloway’s illustrious career, please visit this link https://www.pegasus-global.com/team.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable architecture, engineering, and environmental consulting.

Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact Danny Craig Director, Public Relations Ph: (949) 632-6319 danny.craig@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (403) 569-5389 ir@stantec.com